United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2015

Vale S.A.

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale about the decision of the US District Court on Rio Tinto complaint on Simandou

Rio de Janeiro, November 23, 2015 — Vale S.A. (Vale) informs that received last Friday (20/11) of the decision of the United States District Court of the Southern District of New York of the dismissal of a complaint filed against it by Rio Tinto plc (“Rio Tinto”)  under the United States Racketeer Influence and Corrupt Organizations Act (“RICO”) alleging violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO) in relation to Rio Tinto’s loss of certain Simandou mining rights, the Government of Guinea’s assignment of those rights to BSGR, and Vale’s subsequent investment in VBG.

In 2014, the Government of Guinea determined that BSGR had obtained its rights in 2008 through bribery of Guinean government officials, and withdrew the concession from the joint venture, explicitly finding that Vale had played no part in BSGR’s actions.  On April 30, 2014, Rio Tinto then sued both Vale and BSGR claiming, despite the Government of Guinea’s clear findings to the contrary, that Vale had been somehow involved in BSGR’s corrupt actions.

The US Court found that Rio Tinto’s complaint was barred by RICO’s four year statute of limitations, since Rio Tinto knew about its alleged injury in December 2008. The District Court also found that apart from the statute of limitations, Rio Tinto had failed to plead critical required elements of a civil RICO claim.  Specifically, Rio Tinto had failed to plead a pattern of illegal activities by Vale or a conspiracy to violate RICO.  Based on these determinations he dismissed the RICO claims with prejudice and all other claims for lack of jurisdiction in the U.S. Federal courts.

Vale has been firm from the beginning in believing that Rio Tinto’s claims had no merit.  Vale is pleased that the U.S. court saw that Rio Tinto’s allegations were baseless and dismissed Rio Tinto’s lawsuit.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: November 23, 2015		Rogerio T. Nogueira
Director of Investor Relations